UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-40777

ARQIT QUANTUM INC.

(Exact name of registrant as specified in its charter)

Nova North, Floor 7, 11 Bressenden Place

London SW1E 5BY, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Annual General Meeting Results

On September 7, 2023, Arqit Quantum Inc. (the “Company”) held its 2023 annual general meeting of shareholders (the “AGM”). At the AGM, the holders of 65,422,438 ordinary shares as of the July 27, 2023 record date were represented in person or by proxy, constituting a quorum. The shareholders voted on a proposal to appoint two nominees to serve on the Company Board of Directors until the 2026 AGM or until their respective successors are duly appointed and qualified. The final voting results are set forth below.

	For	Against	Abstain
Carlo Calabria	64,551,003	827,258	44,177

Nick Pointon	63,601,845	1,776,824	43,769

This Report of Foreign Private Issuer on Form 6-K shall be deemed to be filed with the Securities and Exchange Commission and incorporated reference into the Company’s registration statements on Form S-8 (File No. 333-262215), Form F-3 (File No. 333-268786) and Form F-3 (File No. 333-259982), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARQIT QUANTUM INC.

By:	/s/ David Williams
Name:	David Williams
Title:	Chief Executive Officer

Date: September 7, 2023